April 21, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:                              Accuride Corporation

                                                Common Stock
                                                File No. 333-121944, Form S-1

Dear Sirs:

In connection with the proposed offering of the above-captioned Securities, we wish to advise you that we hereby join with the Registrant’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on April 25, 2005 at 2:00 p.m. or as soon as practicable thereafter.

Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: April 1, 2005
(ii)	Dates of distribution: April 1, 2005 — April 7, 2005
(iii)	Number of prospective underwriters: 8
(iv)	Number of prospectuses distributed under (iii) above: approximately 27,500
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

/s/ John C. Cocchiarella

John C. Cocchiarella
Vice President and Associate General Counsel